Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 1
DATED FEBRUARY 17, 2017
TO THE PROSPECTUS DATED FEBRUARY 2, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 1 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated February 2, 2017. Unless otherwise defined in this Supplement No. 1, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Updates

Legends

The legend for residents of Washington on page ii of the prospectus is hereby replaced with the following disclosure.

FOR RESIDENTS OF WASHINGTON ONLY

SUBSCRIPTION PROCEEDS RECEIVED FROM RESIDENTS OF THE STATE OF WASHINGTON WILL BE PLACED IN ESCROW WITH THE ESCROW AGENT UNTIL WE HAVE RECEIVED AND ACCEPTED PAID SUBSCRIPTIONS FOR AT LEAST $50.0 MILLION. IF SUBSCRIPTIONS FOR AT LEAST $50.0 MILLION HAVE NOT BEEN RECEIVED, ACCEPTED AND PAID FOR WITHIN THREE YEARS FROM THE ORIGINAL EFFECTIVE DATE OF THIS PROSPECTUS, THE ESCROW AGENT WILL PROMPTLY REFUND THE WASHINGTON INVESTORS’ FUNDS, TOGETHER WITH ANY INTEREST EARNED ON THEIR INVESTMENTS.

Prospectus Summary

The following disclosure replaces the fourth paragraph under the section captioned “Prospectus Summary — Distributions” on page 35 of the prospectus.

To date, we have paid most of our distributions from net offering proceeds. Until we generate sufficient cash flow from operations as determined in accordance with GAAP, we may continue to pay distributions during a given period using sources other than cash flows from operations. For example, in addition to paying distributions from retained earnings (to the extent we have retained earnings) or using our common stock, some or all of our distributions may be funded from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions.

Description of Securities

The following disclosure replaces the fourth paragraph under the section captioned “Description of Securities — Distribution Policy” on page 142 of the prospectus.

To date, we have paid most of our distributions from net offering proceeds. Until we generate sufficient cash flow from operations as determined in accordance with GAAP, we may continue to pay distributions during a given period using sources other than cash flows from operations. For example, in addition to paying distributions from retained earnings (to the extent we have retained earnings) or using our common stock, some or all of our distributions may be funded from borrowings, from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of this offering. We have not limited the amount of monies from any of these sources that may be used to fund distributions.

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Plan of Distribution

The following disclosure replaces the third paragraph under the section captioned “Plan of Distribution — Special Notice to Pennsylvania and Washington Investors” on page 191 of the prospectus.

Subscription proceeds received from residents of the State of Washington will be placed in escrow with the escrow agent until we have received and accepted paid subscriptions for at least $50.0 million. If subscriptions for at least $50.0 million have not been received, accepted and paid for within three years from the original effective date of this prospectus, the escrow agent will promptly refund the Washington investors’ funds, together with any interest earned on their investments.

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